EXHIBIT 12

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(a)

Sunoco, Inc. and Subsidiaries

(Millions of Dollars, Except Ratio)

For the Six Months Ended June 30, 2008
(UNAUDITED)
Fixed Charges:
Consolidated interest cost and debt expense	$56
Interest allocable to rental expense(b)	38

Total	$94

Earnings:
Consolidated income before income tax expense	$17
Minority interest in net income of subsidiaries having fixed charges	39
Proportionate share of income tax expense of 50 percent-owned-but-not-controlled investees	3
Equity income of less-than-50-percent-owned-but-not-controlled investees	(8)
Dividends received from less-than-50-percent-owned-but-not-controlled investees	8
Fixed charges	94
Interest capitalized	(17)
Amortization of previously capitalized interest	3

Total	$139

Ratio of Earnings to Fixed Charges	1.48

(a)	The consolidated financial statements of Sunoco, Inc. and subsidiaries contain the accounts of all entities that are controlled and variable interest entities for which the Company is the primary beneficiary. Corporate joint ventures and other investees over which the Company has the ability to exercise significant influence that are not consolidated are accounted for by the equity method.
(b)	Represents one-third of total operating lease rental expense which is that portion deemed to be interest.